Exhibit 99.1

Boaz:

Script of Saifun Conference Call October 25 2006.

Thank you, Lee. Good day everyone and welcome to our third quarter call. Before I turn the call over to Igal and Kobi for a review of the financials and business progress, I would like to share with you a few of the highlights:

In the third quarter of 2006 we met our projections and made progress on several fronts:

■	We continued to make progress with our licensees to bring to market a broad range of NROM-based flash memory products that address each of the primary flash markets, namely Code, Data and Embedded.

■	We extended our relationship with Spansion with respect to licensing and design of Saifun’s 4-bit Quad NROM

■	We extended our agreement with Tower Semiconductor to include embedded flash and embedded EEPROM applications

■	And, most recently, we added NEC to the NROM community.

Now, I would like to take this opportunity to comment on our recent announcement regarding Qimonda’s decision to phase out its NROM activities.

We understand from Qimonda that this is a business decision driven by the fact that the commodity market for NAND has become increasingly price sensitive. In this challenging environment, Qimonda has decided to focus on its core DRAM business. While, of course, we regret this decision, we remain confident that our progress with other partners in Data flash, position us well for long term growth.

With this, I pass the call over to Igal:

Thank you Boaz.

Turning to our financial highlights, please note that we are referring to the Non-GAAP PersonNameinformation presented in our press release which is available on our website.

Revenues for the third quarter were $15.7M – which are at the same level of the third quarter of 2005.

Our revenues are made up of Licensing and Service revenues as follows:

Licensing revenues for the third quarter were $10.0M. Licensing revenues represented 64% of our total revenues this quarter. The majority of our licensing revenues this quarter were derived from Qimonda and Spansion.

Service revenues for the third quarter were $5.7M. This quarter our top service customers were Qimonda, Spansion and SMIC.

Gross margin for the third quarter was 81%. Gross margin on our service revenues was 49%, or 40% excluding service revenues for which the cost of services was recorded in previous quarters.

Operating expenses for the third quarter were $5.1 million or 32% of revenues which included 22% R&D and 10% SG&A. R&D together with cost of services this quarter was $6.4M or 41% of revenues compared to $5.0 million or 32% in the third quarter of 2005. The increase in operating expenses in the third quarter resulted from an increase in R&D expenses driven by new research and development projects as well as from an increase in our engineering resources.

Operating income for the third quarter was $7.7 million or 49% of revenues compared to $8.8 million in the third quarter of 2005. The decrease in operating income this quarter is a result of the higher operating expenses.

Net income for the third quarter was $9.7 million or 62% of revenues compared to $9.3 in the third quarter of 2005. Our non GAAP EPS for the third quarter was 30 cents per diluted share.

Stock based compensation for the third quarter which is included in the GAAP PersonNameinformation was $1.1 million.

Total shares outstanding at the end of the third quarter were 31.3 million shares.

Finally, as of the end of September 2006, cash and marketable securities were $216 million. The increase in cash and marketable securities this quarter is substantially a result of cash provided from operating activities.

[Q2 $207M].

Now I would like to turn the call over to Kobi,

Kobi –	Thank you Igal

While Qimonda’s decision to phase out its NROM activity did not affect this quarter’s results, we project it will have some affect on our 4th quarter results. Regarding 2007, we do not expect to receive any license fees or services fees, and only limited royalties for Qimonda.

I would like to take the opportunity to discuss our view of the Flash market and Saifun’s position in this market.

As you know, our NROM technology serves all three segments of the Flash market, namely Code (NOR), Data (NAND) and embedded Flash.

In the Code segment, our NROM is continuing to build upon its leadership position. Spansion just announced that more than 50% of its Q3 revenue is NROM based. This leadership was built through the ability of our technology to address the need for high reliability, high performance Flash memory products for the mobile handsets.

The Data flash market is very challenging, controlled by a small number of market leaders. As such, it is highly cost sensitive. In our view, the winners in this segment will be those who will be able to deliver more bits per silicon area. This can only be achieved by:

–	greater bit density per cell, and

–	moving to advanced process technology

This quarter, we have made major progress on both these fronts:

First: Spansion demonstrated working silicon of the industry's first four-bit-per-cell Flash memory

Second: One of the leaders in the data flash market recently commented on its plans to embrace trapping technology for future generation NVM products.

This endorsement of trapping technology and its advantages over floating gate reflects the potential of our NROM technology. We are proud to be at the forefront of this revolution.

Also related to the Data segment, is the progress by our licensee SMIC in moving toward production of its first data flash product before year’s end.

As to the embedded segment, we are pleased with the decision of NEC Electronics, one of the MCU market leaders, to adopt our technology.

To summarize, while we regret Qimonda’s decision, we believe that our NROM technology is still well positioned to take a significant share of the future flash market.

For the 4th quarter we expect:

■	Revenues to be in the range of $13.6 M to $14.3M.

■	Operating profit should be around 35% – excluding stock based compensation expenses.

Thank you everyone. I would now like to open the call to your questions…Operator

Following Q&A